UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 24, 2020

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 1. FUNDAMENTAL CHANGES

On April 24, 2020, Hightimes Holding Corp., a Delaware corporation (the “Company” or “Hightimes”), entered into a purchase agreement (the “Purchase Agreement”) with Harvest Health & Recreation, Inc., a British Columbia corporation (“Harvest”), certain direct and indirect subsidiaries of Harvest and an executive officer of Harvest (collectively, the “Sellers”), pursuant to which it is contemplated that HHI Acquisition Corp., a newly formed wholly-owned subsidiary of the Company (the “Buyer”), will acquire all or a portion of the membership interest equity in the licensed entities that own and operate as many as 15 retail cannabis dispensaries located in California. Upon closing of the acquisitions, the Sellers will convey to the Buyer the equity of five of 13 of the dispensaries listed in the Purchase Agreement (the “Listed Dispensaries”) and contingent assignments of the right to acquire the equity of the remaining eight Listed Dispensaries. The Buyer may also acquire two additional dispensaries which shall not affect the purchase price for the 13 Listed Dispensaries.

Consummation of the transaction is subject to obtaining certain required consents from third parties as well as the approval of the Bureau of Cannabis Control of the State of California (the “BCC”) and other local regulatory authorities to the change of ownership of the Listed Dispensaries (collectively, the “Required Consents and Approvals”).

The purchase price for the 13 Listed Dispensaries is $80,000,000, of which $12,500,000 is payable in cash and $67,500,000 is payable in the form of 675,000 shares of 16% Series A voting convertible preferred stock, par value $0.0001 per share of Hightimes (the “Series A Preferred Stock”). With respect to the cash portion of the purchase price, the Purchase Agreement requires Hightimes and the Buyer to make contract deposits of $5,000,000, of which (a) $1,000,000 was paid on April 27, 2020 and (b) an additional $4,000,000 is payable on the earlier of the closing date or June 9, 2020 (45 days from the date of execution of the Purchase Agreement). The failure to timely pay the $4,000,000 second installment of the contract deposit shall terminate the Agreement and result in the forfeiture of the initial $1,000,000 paid as liquidated damages. The balance of the cash portion of the purchase price payable at closing is to be evidenced by a 10% $7,500,000 term note of the Buyer due as to principal and accrued interest on a date which is one year from the closing date (the “Purchase Note”). The Purchase Note will be guaranteed by Hightimes as secured by a pledge of the capital stock of the Buyer pursuant to a guaranty and pledge agreement to be agreed upon by the parties and entered into at the closing.

The 675,000 shares of Hightimes Series A Preferred Stock (a) has a stated or liquidation value of $100 per share, (b) pays a 16% annual dividend commencing September 30, 2020 that accrues and is added to the face amount of the Series A Preferred Stock, (c) votes on an “as converted” basis with the Hightimes Class A voting common stock, par value $0.0001 per share (the “Hightimes Common Stock”), (d) is subject to conversion at the option of the holder into Hightimes Common Stock, as traded on the OTCQX Market or other securities exchange, at a conversion price per share of USD$11.00, subject to adjustment to USD$1.00 per share, based on the previously announced 11-for-one forward stock split of the Hightimes Common Stock to be consummated upon completion of Hightimes’s Regulation A+ initial public offering; and (e) to the extent not previously converted, the then outstanding shares of Series A Preferred Stock shall be subject to automatic conversion into shares of Hightimes Common Stock on the earlier to occur of (i) two years from the closing, or (ii) if the market capitalization of the Common Stock, based on the volume weighted average closing prices for any ten (10) consecutive trading days, shall equal or exceed USD$300,000,000, in either event, the per share mandatory conversion price of the Series A Preferred Stock shall be the volume weighted average closing price of Hightimes Common Stock for any ten (10) consecutive trading days immediately preceding the date of automatic conversion; provided, that in no event shall the number of shares of Hightimes Common Stock issuable upon full conversion of the Series A Preferred Stock, exceed 19% of the issued and outstanding shares of Common Stock, after giving effect to such optional or mandatory conversion.

At closing, Harvest will enter into an agreement (the “Lockup Agreement”) pursuant to which, inter alia, Harvest Health may not affect any sale, assignment, pledge or transfer of the Series A Preferred Stock or any Hightimes Common Stock issuable upon optional or mandatory conversion of the Series A Preferred Stock (the “Conversion Shares” and with the Series A Preferred Stock, the “Hightimes Securities”) for a period of six months following the closing date, and thereafter may effect public sales into the market of such Conversion Shares at the rate of 10% of such Conversion Shares every six (6) months (commencing on the six month anniversary of the Closing Date) with the balance of such Conversion Shares to be subject to public sales into the market at the expiration of such five (5) year lockup period. Any private transfers of the Conversion Shares shall subject the transferee to the provisions of such Lockup Agreement. In addition, Harvest shall grant to Adam E. Levin, the Hightimes Executive Chairman, a five year proxy coupled with an interest to vote all of the Hightimes Securities on behalf of Harvest at any regular or special meeting of stockholders of Hightimes or in connection with any written consent required of Hightimes stockholders. By its terms, the Proxy shall terminate with respect to any public sales of Conversion Shares permitted to be made by Harvest pursuant to the Lockup Agreement, but shall not terminate in connection with any private sales of Hightimes Securities and such transferee shall be subject to the terms thereof.

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Under the terms of the Purchase Agreement, pursuant to an Allocation Schedule, the parties assigned an agreed upon value for each of the 13 Listed Dispensaries to be purchased, which when added together, equals the $80,000,000 purchase price.

The Purchase Agreement provides that if Harvest or the applicable Seller are unable to deliver all of the Required Consents and Approvals that are necessary to convey to the Buyer the equity of any of the 13 Listed Dispensaries, either at closing or (with respect to BCC and certain other regulatory approvals) following the closing, the parties shall (i) remove such Dispensary from the list of the 13 Listed Dispensaries to be acquired, and the Purchase Price shall be reduced accordingly based on the Allocation Schedule (the “Purchase Price Reduction”), and (ii) there shall be no further liability or obligation on the part of any party with respect to the failure to deliver such Required Consents or Approvals. Any such Purchase Price Reduction shall be allocated 10% to the $7,500,000 principal amount under the Purchase Note and shall reduce such amount on a dollar-for-dollar basis, and 90% to the Series A Preferred Stock and shall reduce the number of the 675,000 shares of Series A Preferred Stock by a number of shares equal to 90% of the Purchase Price Reduction divided by $100; provided, that with respect to a Dispensary located in Oakland, California, the Purchase Price Reduction shall be allocated 100% to the Series A Preferred Stock, and) once the principal amount under the Purchase Note has been reduced to $3,000,000 any further Purchase Price Reduction shall be allocated 100% to the Series A Preferred Stock.

There can be no assurance that Hightimes will be able to obtain all of the Required Consents and Approvals or otherwise consummate the acquisition of any or all of the Listed Dispensaries or any other dispensaries contemplated by the Purchase Agreement.

The foregoing summary of the terms and conditions of the Purchase Agreement is qualified in its entirety by the definitive Purchase Agreement and exhibits thereto, which are included as Exhibit 6.1 to this Form 1-U and are incorporated herein by this reference.

On April 28, 2020, Hightimes published a press release regarding the above transaction. A copy of such press release is attached to this Form 1-U Current Report as Exhibit 15.1.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 1-U contains statements as to the Company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Examples of these statements include, but are not limited to, statements regarding the anticipated impact of the Company’s intended acquisition of 13 Listed Dispensaries, and the anticipated effect of such transactions on our results of operations. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the effects of the COVID-19 outbreak on our business, as well as on closing the acquisition of the 13 Listed Dispensaries, or the underlying business of the 13 Listed Dispensaries, as well as levels of consumer, business and economic confidence generally. The duration of the COVID-19 outbreak and severity of such outbreak, the pace of recovery following the COVID-19 outbreak, the effect on our supply chain, our ability to implement cost containment and business recovery strategies; and the adverse effects of the COVID-19 outbreak on our business or the market price of our common stock and the risk factors described in our Regulation A Offering Circular, our annual reports on Form 1-K and semi-annual reports on Form 1-SA, as well as our subsequent filings with the U.S. Securities and Exchange Commission, including subsequent annual reports on Form 1-K, semi-annual reports on Form 1-SA and current reports on Form 1-U are uncertain. Except as required by law, the Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the Board
Date:	April 28, 2020

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1

Purchase Agreement, dated April 24, 2020, by and among Hightimes Holding Corp., HHI Acquisition Corp., Harvest Health & Recreation, Inc., Steve White, Harvest of California LLC, Interurban Capital Group, Inc. and Core Competencies LLC, together with the Exhibits thereto.

15.1	Press release dated April 28, 2020

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